Date: June 18.2014	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ADIRA ENERGY LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 30, 2014
Record Date for Voting (if applicable) :	June 30, 2014
Beneficial Ownership Determination Date :	June 30, 2014
Meeting Date :	August 07, 2014
800 - 120 Adelaide St. W., Toronto, ON,
Meeting Location (if available) :	M5H 1T1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00687U608	CA00687U6088

Sincerely,

Computershare
Agent for ADIRA ENERGY LTD.